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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2005

                                  ATTUNITY LTD
                              (Name of Registrant)


              Einstein Building, Tirat Carmel, Haifa, Israel 39101
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________






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


                                  ATTUNITY LTD



6-K Items

Item 1.    Description of Transaction Resulting in Proforma Adjustment

         On January 24, 2005, Attunity Ltd entered into a Securities Purchase Agreement ("SPA") for the sale of 727,272 of its ordinary shares and three year warrants to purchase 290,909 ordinary shares at $2.75 per share to new investors for $2 million at a purchase price of $2.75 per share.

Proforma December 31, 2004 Condensed Balance Sheets

         Presented below are the following balance sheets:

         1. Unaudited condensed balance sheet as at December 31, 2004

         2. Unaudited condensed balance sheet as at December 31, 2004 on a pro forma, as adjusted basis, to give effect to the SPA transaction. The as adjusted numbers reflect the private placement of 727,272 ordinary shares of the Company having aggregate net proceeds of $1,950,000.

                                  ATTUNITY LTD
                      UNAUDITED CONSOLIDATED BALANCE SHEETS
                                 (in thousands)

                                                 December 31,   December 31,
                                                     2004           2004
                                                -------------- ---------------
ASSETS                                                           Pro forma
                                                                As adjusted
Current Assets
         Cash and Cash Equivalents                  $1,602       $  3,552
         Restricted Cash                                73             73
         Short-Term Deposits                           115            115
         Trade Receivables, net                      2,667          2,667
         Severance Pay Fund                            249            249
         Other Receivables                           1,146          1,146
                                                -------------- ---------------
Total Current Assets                                 5,852          7,802
                                                -------------- ---------------
LONG TERM PREPAID EXPENSES                             123            123
                                                -------------- ---------------
SEVERANCE PAY FUND                                     698            698
                                                -------------- ---------------
PROPERTY AND EQUIPMENT, NET                            841            841
                                                -------------- ---------------
SOFTWARE DEVELOPMENT COSTS, NET                      4,213          4,213
                                                -------------- ---------------
GOODWILL                                             6,200          6,200
                                                -------------- ---------------
DEFERRED EXPENSES, NET                                 216            216
                                                -------------- ---------------
                                                   $18,143        $20,093
                                                -------------- ---------------

LIABILITIES AND SHAREHOLDER EQUITY

CURRENT LIABILITIES
         Current Maturities of Long-Term Loans   $      70      $      70
         Trade Payables                                754            754
         Deferred Revenues                           2,298          2,298
         Employee and Payroll Accruals               1,490          1,490
         Accrued Severance Pay                         285            285
         Accrued Expenses and other Liabilities      2,227          2,227
                                                -------------- ---------------
Total Current Liabilities                            7,124          7,124
                                                -------------- ---------------
LONG-TERM LIABILITIES
         Convertible Debt                              277            277
         Long Term Debt                                 62             62
         Accrued Severance Pay                       1,008          1,008
                                                -------------- ---------------
Total Long-Term Liabilities                          1,347          1,347
                                                -------------- ---------------
SHAREHOLDERS' EQUITY
         Share Capital                                 539            556
         Additional Paid-In Capital                 89,618         91,551
         Accumulated Other Comprehensive Loss         (148)          (148)
         Accumulated Deficit                       (80,337)       (80,337)
                                                -------------- ---------------
Total Shareholder's Equity                           9,672         11,622
                                                -------------- ---------------
                                                   $18,143        $20,093
                                                -------------- ---------------



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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            ATTUNITY LTD
                                            ------------
                                                (Registrant)



                                            By: /s/Ofer Segev
                                                -------------
                                                   Ofer Segev
                                                   Chief Financial Officer


Date: January 31, 2005